COMMERCE COURT WEST  |  SUITE 4405, P.O. BOX 247  |  TORONTO  |  ONTARIO  |  M5L 1E8

WWW.SHEARMAN.COM  |  T +1.416.360.8484  |  F +1.416.360.2958

September 25, 2008

BY EDGAR

Jennifer O’Brien

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Yamana Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Response Letter Dated August 27, 2008
File No. 001-31880

Dear Ms. O’Brien:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated September 16, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by the Company’s responses.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |MENLO PARK
MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
COUNTRY OF PRIMARY QUALIFICATIONS: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTISE ONTARIO LAW.

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 13. Long-Term Investments, page 36

(i) Third-party sponsored Asset-backed commercial paper (“ABCP”), page 37

1.              We have reviewed your responses to prior comment number seven and eight.
Please provide us with the disclosure you plan to provide in future filings.

Response:  The Company intends to provide the following disclosure regarding ABCP and Auction Rate Securities in future filings, subject to appropriate modification to reflect any changes in facts and circumstances:

Third-Party Sponsored Asset-Backed Commercial Paper (“ABCP”)

“The Company holds CDN$15 million face value in Symphony Trust Series A notes, and is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the “ABCP investment”). There is no collateral on the ABCP investment. The ABCP investment was acquired through the Company’s acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date.  The ABCP investment matured on August 24, 2007 but due to the liquidity issues in the ABCP market, there was no settlement on the maturity date.  Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market.  However, the ultimate trading values and recoveries of the ABCP investment are highly uncertain.

The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company performed a probability-weighted analysis of the ultimate recovery of the ABCP investment as applied to the ABCP market based on the estimated recovery of the ABCP investment and the probability of the event.  The Company further verified the reasonableness of its valuation of the ABCP investment with the assumption that the repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start two years after December 31, 2007, in equal amounts for eight consecutive years.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment.  The Company has not subsequently recorded any additional write-down of the ABCP investment.

The Company has accounted for the ABCP investment as available-for-sale instruments and has classified the ABCP investment as long-term at the end of the period.

The Company will continue to monitor developments in the market for ABCP.”

Auction-Rate Securities (“ARS”)

“The Company holds US$30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”).  These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries.  There is no collateral on the ARS investments.  The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at its estimated fair value on the acquisition date resulting in an impairment of par value as of that date.

Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain.  Due to the absence of a tradable and properly functioning market for Auction Rate Securities, the Company has not been able to liquidate its ARS investments, and thus realize any value on its ARS investments.  The total value of US$30.1 million of the Company’s holdings has come up for auction approximately every 30 days since the acquisition of Meridian Gold and has failed each time on its respective auction dates. Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily determinable market value.

The Company performed a probability-weighted analysis of the ultimate recovery of the ARS investments as applied to the Auction Rate Securities market based on the expected recovery of their investment and the probability of event.  The Company further verified the reasonableness of its valuation of the ARS investments with the assumption that repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start five years after December 31, 2007, in equal amounts for fifteen consecutive years.  The Company also assumed that the ARS investments continue to stay current on their interest payments.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount.  The Company has not subsequently recorded any additional write-down of the ARS investments.

The Company has accounted for the ARS investments as available-for-sale instruments and classified the ARS investments as long-term at the end of the period.

The Company will continue to monitor developments in the market for ARS instruments.”

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-360-5134.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jill S. Davis
H. Roger Schwall
Carmen Moncada-Terry
Securities and Exchange Commission
Charles Main (by email)
Jacqueline A. Jones (by email)
Yamana Gold Inc.
Nathalie Pierre-Louis (by email)
Shearman & Sterling